April 13, 2026

Mitchell Steiner
Chief Executive Officer
Veru Inc.
2916 N. Miami Avenue
Suite 1000
Miami, FL 33127

        Re: Veru Inc.
            Registration Statement on Form S-3
            Filed April 7, 2026
            File No. 333-294909
Dear Mitchell Steiner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Benjamin Lombard